Exhibit 99.1

SERVISFIRST BANCSHARES, INC.

Announces Results For Third Quarter of 2014 And Agreement to
Acquire Metro Bancshares, Inc. in Atlanta, Georgia

Birmingham, Ala. – (PR Newswire) – October 20, 2014 – ServisFirst Bancshares, Inc. (“ServisFirst”) (NASDAQ: SFBS), the holding company for ServisFirst Bank, today announced earnings and operating results for the quarter and nine months ended September 30, 2014, and simultaneously announced today the signing of a definitive agreement and plan of merger (“Agreement”) with Metro Bancshares, Inc. As discussed below, according to the terms of the Agreement, ServisFirst will acquire all of the outstanding stock of Metro Bancshares, Inc.

Third Quarter 2014 Highlights:

▪	Net income for the third quarter increased 30% year over year
▪	Third quarter annualized loan and deposit growth of 14% and 25%, respectively, on a linked quarter basis
▪	Diluted earnings per share of $0.54 for the third quarter, a 10% increase year over year
▪	25% growth in non-interest-bearing demand deposits year over year
▪	Announced acquisition of Metro Bancshares, Inc. in Atlanta

Tom Broughton, President and CEO, said, “We are pleased with our loan and deposit growth rates of 14% and 25%, respectively.” Bud Foshee, CFO, stated, “Strong loan and deposit growth combined with excellent credit quality continue to drive our strong earnings performance.”

Acquisition Of Metro Bancshares, Inc.:

Metro Bancshares, Inc. is the holding company for Metro Bank, which operates three banking offices in the Atlanta metropolitan area. As of September 30, 2014, Metro Bank reported approximately $223.5 million in assets, $140.6 million in loans and $195.9 million in deposits.

Tom Broughton, President and CEO of ServisFirst Bank, commented “Ken Barber is an outstanding banker who has been a friend for many years. We look forward to Ken and his team joining our company. This will represent a strategic merger as an entry point into the Atlanta market.”

Ken Barber, President and CEO of Metro Bank, commented “We are very excited about joining the great team that Tom has assembled at ServisFirst. The resources that will be available to us will allow our team to grow our existing business in the metro Atlanta area at a much greater rate than we could have imagined as an independent bank.”

The proposed merger of Metro Bancshares, Inc. with and into ServisFirst has been approved by the boards of directors of each company and is expected to close in the first quarter of 2015. Under the terms of the Agreement, assuming an average closing price of ServisFirst common stock of $28.83 per share, which was the closing price of ServisFirst common stock on October 17, 2014, ServisFirst would issue approximately 636,720 shares of its common stock and pay approximately $22,825,000 in cash, representing approximately $41,182,000 in aggregate consideration, which includes amounts payable to Metro option and warrant holders. The actual value of the total consideration may be greater or less than such amount, depending on the actual market value of ServisFirst common stock prior to the closing. Assuming an average closing price of $28.83 per share, the consideration to common shareholders would be approximately 52% in stock and 48% in cash, which percentages may fluctuate. Simultaneously with the closing of the transaction, Metro Bancshares, Inc. will merge with and into ServisFirst, and Metro Bank will merge with and into ServisFirst Bank. Completion of the transaction is subject to customary closing conditions, including the receipt of required regulatory approvals and the approval of Metro Bancshares, Inc.’s shareholders.

Additional information regarding the merger has been provided in a presentation available at www.sec.gov.

FINANCIAL SUMMARY
(in Thousands except share and per share amounts)

	Period Ending September 30, 2014	Period Ending June 30, 2014	% Change From Period Ending June 30, 2014 to Period Ending September 30, 2014	Period Ending September 30, 2013	% Change From Period Ending September 30, 2013 to Period Ending September 30, 2014
QUARTERLY OPERATING RESULTS
Net Income	$14,002	$11,585	21%	$10,812	30%
Net Income Available to Common Stockholders	$13,902	$11,469	21%	$10,712	30%
Diluted Earnings Per Share	$0.54	$0.46	17%	$0.49	10%
Return on Average Assets	1.45%	1.28%		1.31%
Return on Average Common Stockholders' Equity	15.89%	15.03%		18.47%
Average Diluted Shares Outstanding	25,952,883	24,823,590		21,965,733

Core Net Income*	$14,002	$12,740	10%	$10,812	30%
Core Net Income Available to Common Stockholders*	$13,902	$12,624	10%	$10,712	30%
Core Diluted Earnings Per Share*	$0.54	$0.51	6%	$0.49	10%
Core Return on Average Assets*	1.45%	1.41%		1.31%
Core Return on Average Common Stockholders' Equity*	15.89%	16.54%		18.47%

YEAR-TO-DATE OPERATING RESULTS
Net Income	$37,345			$29,749	26%
Net Income Available to Common Stockholders	$37,029			$29,449	26%
Diluted Earnings Per Share	$1.51			$1.37	10%
Return on Average Assets	1.37%			1.31%
Return on Average Common Stockholders' Equity	16.17%			18.34%
Average Diluted Shares Outstanding	24,598,250			21,965,733

Core Net Income*	$38,957			$29,749	31%
Core Net Income Available to Common Stockholders*	$38,641			$29,449	31%
Core Diluted Earnings Per Share*	$1.57			$1.37	15%
Core Return on Average Assets*	1.43%			1.31%
Core Return on Average Common Stockholders' Equity*	16.88%			18.34%

BALANCE SHEET
Total Assets	$3,952,799	$3,762,684	5%	$3,396,153	16%
Loans	3,159,772	3,053,989	3%	2,731,973	16%
Non-interest-bearing Demand Deposits	794,553	729,163	9%	635,153	25%
Total Deposits	3,352,766	3,157,642	6%	2,919,217	15%
Stockholders' Equity	393,136	380,074	3%	276,300	42%

* Core measures exclude non-routine expenses in the first and second quarter of 2014 resulting from a correction of our accounting for vested stock options previously granted to members of our advisory boards in our markets.  For a reconciliation of these non-GAAP measures to the most comparable GAAP measure, see "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" below.

DETAILED FINANCIALS

ServisFirst Bancshares, Inc. reported net income of $14.0 million and net income available to common stockholders of $13.9 million for the quarter ended September 30, 2014, compared to net income of $10.8 million and net income available to common stockholders of $10.7 million for the same quarter in 2013. Basic and diluted earnings per common share were $0.56 and $0.54, respectively, for the third quarter of 2014, compared to $0.51 and $0.49, respectively, for the third quarter of 2013.

Return on average assets was 1.45% and return on average common stockholders’ equity was 15.89% for the third quarter of 2014, compared to 1.31% and 18.47%, respectively, for the third quarter of 2013.

Net interest income was $33.3 million for the third quarter of 2014, compared to $32.0 million for the second quarter of 2014 and $29.0 million for the third quarter of 2013. The net interest margin in the third quarter of 2014 was 3.65%, a 9 basis point decrease from the second quarter of 2014 and 4 basis point decrease from the third quarter of 2013. The increase in net interest income on a linked quarter basis is attributable to a $99.1 million increase in average loans outstanding, a $76.7 million increase in average non-interest-bearing deposits and a $41.0 million increase in average stockholders’ equity, all resulting in a positive mix change in our balance sheet. The lower net interest margin is primarily the result of higher balances in federal funds at other banks, which earn a lower interest rate.

Average loans for the third quarter of 2014 were $3.09 billion, an increase of $99.1 million, or 3%, over average loans of $2.99 billion for the second quarter of 2014, and an increase of $450.6 million, or 17%, over average loans of $2.64 billion for the third quarter of 2013.

Average total deposits for the third quarter of 2014 were $3.21 billion, an increase of $154.4 million, or 5%, over average total deposits of $3.06 billion for the second quarter of 2014, and an increase of $393.8 million, or 14%, over average total deposits of $2.82 billion for the third quarter of 2013.

The Company’s asset quality remained strong in the third quarter of 2014. At September 30, 2014, non-performing assets to total assets were 0.61%, an increase of 0.08% compared to the first two quarters of 2014. Net credit charge-offs to average loans were 0.17%, a 0.01% increase from the second quarter of 2014 and unchanged compared to the first quarter of 2014. We recorded a $2.7 million provision for loan losses in the third quarter of 2014 compared to $2.4 million in the second quarter of 2014 and $3.0 million in the third quarter of 2013. Growth in loans and improving credit quality has resulted in our loan loss reserve as a percent of loans remaining relatively stable, increasing one basis point to 1.09% at September 30, 2014 as compared to 1.08% for June 30 and March 31, 2014. In management’s opinion, the reserve is adequate and was determined by consistent application of ServisFirst Bank’s methodology for calculating its reserve for loan losses.

Non-interest income increased $737,000 during the third quarter of 2014, or 32%, compared to the third quarter of 2013. Deposit service charges increased by $349,000, or 42%, resulting from an increase in the number of accounts and transactions. Increases in the cash surrender value of our life insurance contracts resulted from added investments in contracts during the third quarter of 2014.

Non-interest expense for the third quarter of 2014 increased $3.2 million, or 27%, to $15.3 million from $12.1 million in the third quarter of 2013. Salary and benefit expense for the third quarter of 2014 increased $842,000, or 12%, to $7.9 million from $7.0 million in the third quarter of 2013, and decreased $1.2 million, or 13%, on a linked quarter basis. Included in salary and benefit expense for the first and second quarters of 2014 are non-routine expenses of $703,000 and $1.8 million, respectively, resulting from a correction of our accounting for vested stock options previously granted to members of our advisory boards in our markets. This expense impacted our diluted earnings per share for the first and second quarters of 2014 by $0.02 and $0.05, respectively. We historically accounted for these options under the provisions of FASB ASC 718-10, Compensation – Stock Compensation, and now have determined to recognize as an expense the fair value of these vested options in accordance with the provisions of the FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees. The change in accounting treatment is a non-cash item and does not impact the Company’s operating activities or cash from operations. Other operating expense for the third quarter of 2014 increased $1.9 million, or 73%, to $4.4 million from $2.5 million in the third quarter of 2013. This was primarily the result of write downs of investments in tax credit partnerships of $1.4 million for the third quarter of 2014 compared to $53,000 in the same quarter in 2013. We recognized tax credits of $1.9 million during the third quarter of 2014 from these investments.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

As discussed in more detail in the section titled “Detailed Financials,” we recorded a non-routine expense of $703,000 for the first quarter of 2014 resulting from the correction of our accounting for vested stock options previously granted to members of our advisory boards in our Dothan, Huntsville and Montgomery, Alabama markets, and we recorded a non-routine expense of $1.8 million for the second quarter of 2014 resulting from a correction of our accounting for vested stock options previously granted to members of our advisory boards in our Mobile, Alabama and Pensacola, Florida markets. This change in accounting treatment is a non-cash item and does not impact our operating activities or cash from operations. The non-GAAP financial measures included in this press release of our results for the third quarter of 2014 and the first nine months of 2014 are “core net income,” “core net income available to common stockholders,” “core diluted earnings per share,” “core return on average assets” and “core return on average common stockholders’ equity.” Each of these five core financial measures excludes the impact of the non-routine expense attributable to the correction of our accounting for vested stock options. None of the other periods included in this press release are affected by this correction.

“Core net income” is defined as net income, adjusted by the net effect of the non-routine expense.

“Core net income available to common stockholders” is defined as net income available to common stockholders, adjusted by the net effect of the non-routine expense.

“Core diluted earnings per share” is defined as net income available to common stockholders, adjusted by the net effect of the non-routine expense, divided by weighted average diluted shares outstanding.

“Core return on average assets” is defined as net income, adjusted by the net effect of the non-routine expense, divided by average total assets.

“Core return of average common stockholders’ equity” is defined as net income, adjusted by the net effect of the non-routine expense, divided by average common stockholders’ equity.

We believe these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that these non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies, including those in our industry, use. The following reconciliation table provides a more detailed analysis of the non-GAAP financial measures for the nine months ended September 30, 2014 and the three month period ended June 30, 2014. Dollars are in thousands, except share and per share data.

(Dollars in Thousands)
	For the Nine Months Ended September 30, 2014	For the Three Months Ended June 30, 2014
Provision for income taxes - GAAP	$14,965	$5,476
Adjustments:
Adjustment for non-routine expense	865	619
Core provision for income taxes	$15,830	$6,095

Return on average assets - GAAP	1.37%	1.28%
Net income - GAAP	$37,345	$11,585
Adjustments:
Adjustment for non-routine expense	1,612	1,155
Core net income	$38,957	$12,740
Average assets	$3,653,777	$3,635,506
Core return on average assets	1.43%	1.41%

Return on average common stockholders' equity	16.17%	15.03%
Net income available to common stockholders - GAAP	$37,029	$11,469
Adjustments:
Adjustment for non-routine expense	1,612	1,155
Core net income available to common stockholders	$38,641	$12,624
Average common stockholders' equity	$306,144	$306,050
Core return on average common stockholders' equity	16.88%	16.54%

Earnings per share - diluted - GAAP	$1.51	$0.46
Weighted average shares outstanding, diluted	24,598,250	24,823,590
Core diluted earnings per share	$1.57	$0.51

About ServisFirst Bancshares, Inc.

ServisFirst Bancshares, Inc. is a bank holding company based in Birmingham, Alabama. Through its subsidiary ServisFirst Bank, ServisFirst Bancshares, Inc. provides business and personal financial services from locations in Birmingham, Huntsville, Montgomery, Mobile and Dothan, Alabama, Pensacola, Florida and Nashville, Tennessee.

ServisFirst Bancshares, Inc. files periodic reports with the U.S. Securities and Exchange Commission (SEC). Copies of its filings may be obtained through the SEC’s website at www.sec.gov or at http://servisfirstbancshares.investorroom.com/.

About Metro Bancshares, Inc.

Metro Bancshares, Inc. operates as the bank holding company for Metro Bank, which provides general banking business in Douglasville, Georgia. It offers a range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest bearing statement savings accounts, and certificates of deposit. The company also provides commercial loans, real estate loans, home equity loans, and consumer/installment loans. In addition, it offers consumer services, such as cashier’s checks, Internet banking services, and direct deposit services. The company was founded in 2007 and is based in Douglasville, Georgia.

Webcast

As previously announced, ServisFirst will host a live audio webcast to discuss third quarter results beginning at 5 p.m. ET on October 20, 2014. The webcast can be accessed at www.servisfirstbancshares.com in the "Events and Webcasts" section. A replay of the call will be available until October 31, 2014.

Additional Information

This release contains, and the remarks by ServisFirst’s management on the live audio webcast may contain, forward-looking statements within the meaning of the securities laws giving ServisFirst’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are not guarantees of future performance and are subject to numerous assumptions, risks and uncertainties, many of which are outside of ServisFirst’s control and which may change over time and cause actual results to differ materially from those expressed or implied by the forward-looking statements. For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-looking Statements” and “Risk Factors” in our most recent Annual Report on Form 10-K/A and to our other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements speak only as of the date they are made, and ServisFirst assumes no duty to update forward-looking statements.

In addition to factors previously disclosed in ServisFirst’s reports filed with the SEC and those identified elsewhere in this release, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Metro Bancshares, Inc.’s shareholders, on the expected terms and schedule; delay in closing the merger; business disruption following the merger; the attitudes and preferences of its customers; ability to successfully integrate and profitably operate acquired businesses; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; competitive conditions; economic condition; and the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures.

In connection with the proposed merger, ServisFirst intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement/prospectus, and other relevant materials in connection with the proposed merger transaction involving ServisFirst and Metro Bancshares, Inc. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by ServisFirst at http://servisfirstbancshares.investorroom.com/, or by telephone at (205) 949-0302.

ServisFirst, Metro and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Metro in connection with the merger transaction. Information regarding directors and executive officers of ServisFirst and Metro and their respective interests in the proposed transaction will be available in the proxy statement/prospectus of ServisFirst and Metro described above and other relevant materials to be filed with the SEC.

Contact: ServisFirst Bank

Davis Mange (205) 949-3420

dmange@servisfirstbank.com

SELECTED FINANCIAL HIGHLIGHTS (UNAUDITED)
(In thousands except share and per share data)
	3rd Quarter 2014	2nd Quarter 2014	1st Quarter 2014	4th Quarter 2013	3rd Quarter 2013
CONSOLIDATED STATEMENT OF INCOME
Interest income	$36,857	$35,424	$34,281	$33,725	$32,499
Interest expense	3,538	3,446	3,432	3,610	3,534
Net interest income	33,319	31,978	30,849	30,115	28,965
Provision for loan losses	2,748	2,438	2,314	2,356	3,034
Net interest income after provision for loan losses	30,571	29,540	28,535	27,759	25,931
Non-interest income	3,006	2,938	2,175	2,371	2,269
Non-interest expense	15,315	15,417	13,723	12,298	12,067
Income before income tax	18,262	17,061	16,987	17,832	16,133
Provision for income tax	4,260	5,476	5,229	5,964	5,321
Net income	14,002	11,585	11,758	11,868	10,812
Preferred stock dividends	100	116	100	116	100
Net income available to common stockholders	$13,902	$11,469	$11,658	$11,752	$10,712
Earnings per share - basic	$0.56	$0.49	$0.53	$0.55	$0.51
Earnings per share - diluted	$0.54	$0.46	$0.51	$0.53	$0.49
Average diluted shares outstanding	25,952,883	24,823,590	22,985,670	22,359,351	21,965,733

CONSOLIDATED BALANCE SHEET DATA
Total assets	$3,952,799	$3,762,684	$3,572,914	$3,520,699	$3,396,153
Loans	3,159,772	3,053,989	2,937,797	2,858,868	2,731,973
Debt securities	332,351	325,432	309,475	298,494	289,515
Non-interest-bearing demand deposits	794,553	729,163	662,834	650,456	635,153
Total deposits	3,352,766	3,157,642	3,031,041	3,019,642	2,919,217
Borrowings	19,965	19,957	19,949	19,940	19,932
Stockholders' equity	$393,136	$380,074	$312,283	$297,192	$276,300

Shares outstanding	24,791,436	24,749,436	22,574,436	22,050,036	21,229,041
Book value per share	$14.25	$13.74	$12.06	$11.67	$11.13
Tangible book value per share (1)	$14.25	$13.74	$12.06	$11.67	$11.13

SELECTED FINANCIAL RATIOS
Net interest margin	3.65%	3.74%	3.80%	3.67%	3.69%
Return on average assets	1.45%	1.28%	1.36%	1.36%	1.31%
Return on average common stockholders' equity	15.89%	15.03%	17.83%	18.86%	18.47%
Efficiency ratio	42.16%	44.15%	41.55%	37.86%	38.63%
Non-interest expense to average earning assets	1.66%	1.78%	1.66%	1.48%	1.52%
Tangible common equity to total tangible assets (1)	8.93%	9.04%	7.62%	7.31%	6.96%

CAPITAL RATIOS
Total Capital to Risk-Weighted Assets:	13.70%	13.74%	11.94%	11.73%	11.40%
Tier 1 Capital to Risk-Weighted Assets:	12.02%	12.04%	10.22%	10.00%	9.66%
Tier 1 Capital to Average Assets:	10.18%	10.32%	8.81%	8.48%	8.28%

(1) Non-GAAP financial measures.  "Tangible book value per share" and "tangible common equity to total tangible assets" are not measures of financial performance recognized by generally accepted accounting principles in the United States, or GAAP;   However, because the Company has no intangible assets, there is no reconciliation of these non-GAAP financial measures.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands)
	September 30, 2014	September 30, 2013	% Change
ASSETS
Cash and due from banks	$59,483	$71,833	(17)%
Interest-bearing balances due from depository institutions	277,984	185,657	50%
Federal funds sold	6,566	7,923	(17)%
Cash and cash equivalents	344,033	265,413	30%
Available for sale debt securities, at fair value	302,303	256,385	18%
Held to maturity debt securities (fair value of $30,248 and $32,671 at
September 30, 2014 and 2013, respectively)	30,048	33,130	(9)%
Restricted equity securities	3,418	3,738	(9)%
Mortgage loans held for sale	9,037	11,592	(22)%
Loans	3,159,772	2,731,973	16%
Less allowance for loan losses	(34,442)	(28,927)	19%
Loans, net	3,125,330	2,703,046	16%
Premises and equipment, net	7,958	8,518	(7)%
Accrued interest and dividends receivable	10,882	9,604	13%
Deferred tax asset, net	15,620	9,160	71%
Other real estate owned and repossessed assets	6,940	14,258	(51)%
Bank owned life insurance contracts	85,639	68,460	25%
Other assets	11,591	12,849	(10)%
Total assets	$3,952,799	$3,396,153	16%
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits:
Non-interest-bearing	$794,553	$635,153	25%
Interest-bearing	2,558,213	2,284,064	12%
Total deposits	3,352,766	2,919,217	15%
Federal funds purchased	178,230	170,090	5%
Other borrowings	19,965	19,932	0%
Accrued interest payable	2,204	4,553	(52)%
Other liabilities	6,498	6,061	7%
Total liabilities	3,559,663	3,119,853	14%
Stockholders' equity:
Preferred stock, Series A Senior Non-Cumulative Perpetual, par value $0.001
(liquidation preference $1,000), net of discount; 40,000 shares authorized,
40,000 shares issued and outstanding at September 30, 2014 and 2013	39,958	39,958	-%
Preferred stock, par value $0.001 per share; 1,000,000 authorized and
960,000 currently undesignated	-	-	-%
Common stock, par value $0.0003 per share; 50,000,000 shares authorized;
24,791,436 shares issued and outstanding at September 30, 2014 and
21,229,041 shares issued and outstanding at September 30, 2013	25	21	19%
Additional paid-in capital	184,797	113,441	63%
Retained earnings	163,414	118,377	38%
Accumulated other comprehensive income	4,690	4,503	4%
Noncontrolling interest	252	-	100%
Total stockholders' equity	393,136	276,300	42%
Total liabilities and stockholders' equity	$3,952,799	$3,396,153	16%

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands except per share data)
	Three Months Ended September 30,		Nine Months Ended September 30,

	2014	2013	2014	2013
Interest income:
Interest and fees on loans	$34,662	$30,475	$100,164	$86,667
Taxable securities	1,131	980	3,354	2,851
Nontaxable securities	877	858	2,618	2,537
Federal funds sold	38	44	118	77
Other interest and dividends	149	142	308	224
Total interest income	36,857	32,499	106,562	92,356
Interest expense:
Deposits	3,123	3,131	9,164	8,628
Borrowed funds	415	403	1,252	1,381
Total interest expense	3,538	3,534	10,416	10,009
Net interest income	33,319	28,965	96,146	82,347
Provision for loan losses	2,748	3,034	7,500	10,652
Net interest income after provision for loan losses	30,571	25,931	88,646	71,695
Non-interest income:
Service charges on deposit accounts	1,172	823	3,097	2,391
Mortgage banking	582	402	1,540	2,154
Securities gains	3	-	3	131
Increase in cash surrender value life insurance	549	491	1,631	1,446
Other operating income	700	553	1,848	1,517
Total non-interest income	3,006	2,269	8,119	7,639
Non-interest expense:
Salaries and employee benefits	7,890	7,048	24,685	19,783
Equipment and occupancy expense	1,437	1,272	4,212	3,852
Professional services	829	443	1,877	1,329
FDIC and other regulatory assessments	533	405	1,578	1,263
Other real estate owned expense	220	357	1,005	951
Other operating expense	4,406	2,542	11,098	8,013
Total non-interest expense	15,315	12,067	44,455	35,191
Income before income tax	18,262	16,133	52,310	44,143
Provision for income tax	4,260	5,321	14,965	14,394
Net income	14,002	10,812	37,345	29,749
Dividends on preferred stock	100	100	316	300
Net income available to common stockholders	$13,902	$10,712	$37,029	$29,449
Basic earnings per common share	$0.56	$0.51	$1.64	$1.45
Diluted earnings per common share	$0.54	$0.49	$1.57	$1.37

LOANS BY TYPE
(UNAUDITED)
(In thousands)
	3rd Quarter 2014	2nd Quarter 2014	1st Quarter 2014	4th Quarter 2013	3rd Quarter 2013
Commercial, financial and agricultural	$1,382,607	$1,362,757	$1,306,058	$1,278,649	$1,222,953
Real estate - construction	194,506	178,033	157,127	151,868	156,595
Real estate - mortgage:
Owner-occupied commercial	773,432	708,294	711,067	710,372	667,401
1-4 family mortgage	314,778	296,220	285,368	278,621	262,144
Other mortgage	443,245	457,845	428,391	391,396	379,490
Subtotal: Real estate - mortgage	1,531,455	1,462,359	1,424,826	1,380,389	1,309,035
Consumer	51,204	50,840	49,786	47,962	43,390
Total loans	$3,159,772	$3,053,989	$2,937,797	$2,858,868	$2,731,973

SUMMARY OF LOAN LOSS EXPERIENCE
(Dollars in thousands)
	3rd Quarter 2014	2nd Quarter 2014	1st Quarter 2014	4th Quarter 2013	3rd Quarter 2013
Reserve for loan losses:
Beginning balance	$32,984	$31,728	$30,663	$28,927	$28,757
Loans charged off:
Commercial financial and agricultural	531	142	1,222	95	849
Real estate - construction	610	325	23	557	394
Real estate - mortgage:	149	890	4	25	1,746
Consumer	131	18	58	38	42
Total charge off	1,421	1,375	1,307	715	3,031
Recoveries:
Commercial financial and agricultural	-	1	45	16	13
Real estate - construction	97	180	8	70	124
Real estate - mortgage:	14	10	4	9	24
Consumer	20	2	1	-	6
Total recoveries	131	193	58	95	167
Net charge-off	1,290	1,182	1,249	620	2,864
Provision for loan losses	2,748	2,438	2,314	2,356	3,034
Ending balance	$34,442	$32,984	$31,728	$30,663	$28,927

Reserve for loan losses to total loans	1.09%	1.08%	1.08%	1.07%	1.06%
Reserve for loan losses to total average
loans	1.11%	1.10%	1.09%	1.11%	1.09%
Net charge-offs to total average loans	0.17%	0.16%	0.17%	0.09%	0.43%
Provision for loan losses to total average
loans	0.35%	0.33%	0.32%	0.34%	0.46%
Nonperforming assets:
Nonaccrual loans	$16,078	$13,193	$9,084	$9,621	$9,396
Loans 90+ days past due and accruing	1,190	-	110	115	-
Other real estate owned and
repossessed assets	6,940	6,739	9,752	12,861	14,258
Total	$24,208	$19,932	$18,946	$22,597	$23,654

Nonperforming loans to total loans	0.55%	0.43%	0.31%	0.35%	0.34%
Nonperforming assets to total assets	0.61%	0.53%	0.53%	0.64%	0.70%
Nonperforming assets to earning assets	0.62%	0.54%	0.55%	0.66%	0.72%
Reserve for loan losses to nonaccrual loans	214.22%	250.01%	349.27%	318.71%	307.87%

Restructured accruing loans	$2,067	$7,030	$9,411	$9,689	$6,233

Restructured accruing loans to total loans	0.07%	0.23%	0.32%	0.35%	0.23%

TROUBLED DEBT RESTRUCTURINGS (TDRs)
(In thousands)
	3rd Quarter 2014	2nd Quarter 2014	1st Quarter 2014	4th Quarter 2013	3rd Quarter 2013
Beginning balance:	$9,217	$13,478	$14,168	$8,433	$9,406
Additions	-	1,409	-	7,996	-
Net (paydowns) / advances	(802)	(5,080)	235	(2,261)	(52)
Charge-offs	(483)	(590)	(925)	-	(921)
	$7,932	$9,217	$13,478	$14,168	$8,433

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands except per share data)
	3rd Quarter 2014	2nd Quarter 2014	1st Quarter 2014	4th Quarter 2013	3rd Quarter 2013
Interest income:
Interest and fees on loans	$34,662	$33,250	$32,252	$31,618	$30,475
Taxable securities	1,131	1,126	1,097	1,052	980
Nontaxable securities	877	870	871	870	858
Federal funds sold	38	43	42	51	44
Other interest and dividends	149	135	19	134	142
Total interest income	36,857	35,424	34,281	33,725	32,499
Deposits	3,123	3,027	3,014	3,202	3,131
Borrowed funds	415	419	418	408	403
Total interest expense	3,538	3,446	3,432	3,610	3,534
Net interest income	33,319	31,978	30,849	30,115	28,965
Provision for loan losses	2,748	2,438	2,314	2,356	3,034
Net interest income after provision for loan losses	30,571	29,540	28,535	27,759	25,931
Non-interest income:
Service charges on deposit accounts	1,172	1,057	868	837	823
Mortgage banking	582	674	284	344	402
Securities gains	3	-	-	-	-
Increase in cash surrender value life insurance	549	546	536	548	491
Other operating income	700	661	487	642	553
Total non-interest income	3,006	2,938	2,175	2,371	2,269
Salaries and employee benefits	7,890	9,098	7,697	6,541	7,048
Equipment and occupancy expense	1,437	1,409	1,366	1,350	1,272
Professional services	829	532	516	480	443
FDIC and other regulatory assessments	533	528	517	536	405
Other real estate owned expense	220	298	487	475	357
Other operating expense	4,406	3,552	3,140	2,916	2,542
Total non-interest expense	15,315	15,417	13,723	12,298	12,067
Income before income tax	18,262	17,061	16,987	17,832	16,133
Provision for income tax	4,260	5,476	5,229	5,964	5,321
Net income	14,002	11,585	11,758	11,868	10,812
Dividends on preferred stock	100	116	100	116	100
Net income available to common stockholders	$13,902	$11,469	$11,658	$11,752	$10,712
Basic earnings per common share	$0.56	$0.49	$0.53	$0.55	$0.51
Diluted earnings per common share	$0.54	$0.46	$0.51	$0.53	$0.49

AVERAGE BALANCE SHEETS AND NET INTEREST ANALYSIS - UNAUDITED
ON A FULLY TAXABLE-EQUIVALENT BASIS
(Dollars in thousands)

	3rd Quarter 2014		2nd Quarter 2014		1st Quarter 2014		4th Quarter 2013		3rd Quarter 2013
	Average Balance	Yield / Rate	Average Balance	Yield / Rate	Average Balance	Yield / Rate	Average Balance	Yield / Rate	Average Balance	Yield / Rate

Assets:
Interest-earning assets:
Loans, net of unearned income (1)
Taxable	$3,081,435	4.44%	$2,978,631	4.46%	$2,892,433	4.52%	$2,754,955	4.54%	$2,640,444	4.56%
Tax-exempt(2)	12,043	4.95	15,803	3.24	14,550	3.30	5,669	4.37	2,483	5.96
Mortgage loans held for sale	6,861	3.64	8,048	3.24	4,496	2.80	5,956	3.66	12,531	2.66
Debt securities:
Taxable	195,220	2.31	188,148	2.40	174,842	2.54	166,027	2.49	152,135	2.56
Tax-exempt(2)	126,512	4.08	123,897	4.11	122,686	4.13	120,161	4.11	118,001	4.13
Total securities (3)	321,732	3.01	312,045	3.08	297,528	3.20	286,188	3.17	270,136	3.24
Federal funds sold	57,625	0.27	41,388	0.37	54,895	0.31	68,710	0.25	62,192	0.28
Restricted equity securities	3,418	3.83	3,446	7.57	3,738	-	3,738	2.55	3,738	2.65
Interest-bearing balances with banks	185,716	0.25	121,532	0.25	82,279	0.09	173,521	0.29	161,169	0.29
Total interest-earning assets	3,668,830	4.03%	3,480,893	4.13%	3,349,919	4.21%	3,298,737	4.11%	3,152,693	4.14%
Non-interest-earning assets:
Cash and due from banks	58,340		57,387		56,082		53,062		45,314
Net premises and equipment	8,310		8,377		8,724		8,944		9,052
Allowance for loan losses,
accrued interest and
other assets	86,901		88,849		85,532		98,586		76,477
Total assets	$3,822,381		$3,635,506		$3,500,257		$3,459,329		$3,283,536

Interest-bearing liabilities:
Interest-bearing deposits:
Checking	$484,291	0.26%	$482,115	0.27%	$478,678	0.27%	$472,751	0.27%	$432,453	0.28%
Savings	26,584	0.28	25,406	0.28	25,081	0.27	21,755	0.27	21,602	0.29
Money market	1,555,091	0.44	1,472,346	0.44	1,416,645	0.45	1,420,771	0.47	1,356,197	0.47
Time deposits	394,158	1.05	402,613	1.08	412,622	1.10	412,254	1.13	408,600	1.16
Federal funds purchased	187,629	0.28	195,809	0.28	195,967	0.28	176,967	0.28	168,121	0.28
Other borrowings	19,961	5.62	19,953	5.69	19,945	5.75	19,936	5.63	19,928	5.63
Total interest-bearing liabilities	2,667,714	0.53%	2,598,242	0.53%	2,548,938	0.55%	2,524,434	0.57%	2,406,901	0.58%
Non-interest-bearing liabilities:
Non-interest-bearing
demand	751,831		675,098		641,450		640,476		599,379
Other liabilities	15,838		16,158		4,724		7,226		7,250
Stockholders' equity	382,025		341,120		300,512		282,549		266,427
Unrealized gains on securities and
derivatives	4,973		4,888		4,634		4,644		3,580
Total liabilities and
stockholders' equity	$3,822,381		$3,635,506		$3,500,257		$3,459,329		$3,283,536
Net interest spread		3.51%		3.60%		3.67%		3.54%		3.56%
Net interest margin		3.65%		3.74%		3.80%		3.67%		3.69%

(1)	Average loans include loans on which the accrual of interest has been discontinued.
(2)	Interest income and yields are presented on a fully taxable equivalent basis using a tax rate of 35%.
(3)	Unrealized gains on available-for-sale debt securities are excluded from the yield calculation.